STEVENS & LEE

LAWYERS & CONSULTANTS

111 N.  Sixth Street

 P.O.  Box 679

Reading, PA  19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2254
Email:	ssg@stevenslee.com
Direct Fax:	(610) 371-1228

March 26, 2014

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Eclair Holdings Company
Registration Statement on Form S-4
Filed November 4, 2013
File No. 333-192086

Dear Mr. Kluck:

We enclose herewith, on behalf of Eclair Holdings Company (“ERI” or the “Company”), clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 11, 2014.  Amendment No. 2 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

Questions and Answers About the Mergers, page 1

General

1.              We note your response to comment 2 in our letter dated December 4, 2013. Please expand your disclosure to state why the financial statements of the registrant have been omitted, including a statement that the registrant has not commenced any operations and has no assets and liabilities, if true.

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

Response: We have expanded our disclosure on page 24 to make clear that the financial statements of the Company have not been included because it has not commenced any operations and has no assets or liabilities.

2.     We reissue comment 4 in our letter dated December 4, 2013 in part. Please revise to discuss more specifically the nature of the business subsequent to the merger. Include in your expanded disclosure a discussion of your focus on certain gaming activities and any anticipated synergies expected from the merger.

Response:     We have expanded our disclosure on pages 1 and 12 to discuss more specifically the nature of the Company’s business subsequent to the merger, including the type of gaming activities and their geographic location.  We have also added disclosure on pages 1 and 12 that the Company does not anticipate material synergies from the mergers at this time but will continue to evaluate potential operating synergies in future periods.

3.     We note your disclosure on page 16 that certain members of Eldorado shall enter into separate agreements requiring the surrender of their ERI common stock as a result of adjustments to the estimated Adjusted EBITDA. Please discuss the specific thresholds that would require them to surrender their ERI stock and describe the timeframe in which members are subject to this surrender. In addition, please discuss what implications, if any, that the surrender of each member’s ERI common stock and NGA Acquisition’s non-participation in surrendering its ERI common stock may have on the deal value for MTR and its stockholders.

Response:     We currently discuss the level of escrowed shares held back to satisfy the initial adjustment on page 15.  We have expanded the disclosure on page 151 to make clear the impact of any adjustments to the estimated Adjusted EBITDA first on the level of escrowed shares and then on the shares initially distributed to all members of Eldorado.  We have deleted the disclosure indicating that NGA Acquisition is excluded from surrendering shares of the Company in connection with any such adjustment.

How do I elect the form of consideration for my MTR shares, page 8

4.     Please discuss in a Q&A, the instructions on revoking or changing an election form prior to the election deadline as discussed at the top of page 153.

Response:     We have expanded the Q&A on page 8 to include instructions on revoking or changing an election form prior to the election deadline.

Conditions to the Completion of the Mergers, page 14

5.              We note your response to comment 10, as well as added disclosures pertaining to your Retained Interest Agreement. Please tell us how this agreement impacts your pro forma financial information, if at all, and the basis for your conclusion. Also, advise us of your accounting treatment for the noncontrolling interest in ELLC, both historically as well as after the closing date.

Response:     ELLC is a 96.1858%-owned subsidiary of Eldorado Resorts and holds membership interests representing a 50% interest in Silver Legacy.  Other than the ownership in Silver Legacy, ELLC has no other assets, liabilities or operations.  Eldorado has historically recorded in its financial statements the noncontrolling interest in ELLC.  At December 31, 2011, the noncontrolling interest was eliminated when Eldorado fully impaired its investment in Silver Legacy.  Subsequently, Eldorado has continued to consider the requirements of ASC 810-10-45-15 through 45-21 and has concluded the noncontrolling interest was not material to its financial statements.  In addition, if the minority owners of ELLC do not, prior to the closing of the mergers, transfer their respective interests in ELLC to Eldorado Resorts, pursuant to their respective Retained Interest Agreements, immediately prior to closing the mergers, all of Eldorado’s interests in ELLC will be redeemed in exchange for a direct 48.0929% interest in Silver Legacy (whereby ELLC will become wholly owned by the minority owners and will retain a 1.9071% interest in Silver Legacy), and Eldorado will be granted a future option to acquire ELLC from the minority owners in accordance with the terms of the Retained Interest Agreement.  In this scenario, immediately after closing of the mergers, Eldorado will have no further interest in ELLC, except for this future option.

As noted in Note 2 Calculation of Estimated Purchase Consideration on page 175, the aggregate number of merger shares to be issued to Eldorado’s members is to be reduced by the value of the shares associated with the noncontrolling interest representing the 3.8142% in Silver Legacy not owned by the Company immediately following the closing of the mergers (as discussed in footnote 5 on page 175).  Correspondingly, stockholders’ equity on the Unaudited

Pro Forma Condensed Balance Sheet on page 170 does not reflect these shares as outstanding.

The Mergers

Background of the MTR-Eldorado Mergers, page 111

6.     Please expand your discussion regarding the potential sale of Scioto Downs transaction in greater detail. In this regard, explain more fully the board’s determination regarding the “significant challenges” presented by moving forward with this transaction.

Response:     We have expanded the discussion on page 110 to make clear that the informal expression of interest was given orally and no purchase price was proposed by any third party.  Further, the disclosure has been expanded to include some of the material issues that MTR’s board of directors considered in connection with its deliberations, including the significant current financial contribution of Scioto Downs to MTR as a whole, the restriction on asset sales, and required use of any such proceeds, in MTR’s existing credit agreement and indenture governing its outstanding notes, and the potential for meaningful taxable gains from any such sale.

We have also expanded the disclosure on page 110 to address more specifically the challenges faced by MTR by continuing to operate on a stand alone basis and related prospects.

MTR’s Reasons for the Mergers, Recommendation of the MTR Board of Directors

Opinion of Macquarie Capital, page 119

7.     We note your response to comment 23 in our letter dated December 4, 2013. Please provide conforming updates to your disclosure in the prospectus summary on page 14 and also include risk factor disclosure to briefly highlight the attending risk or advise.

Response:     We have included conforming disclosure on page 14 and have updated the risk factor on page 41 to address.

Selected Precedent Transactions Analysis, page 125

8.     We reissue comment 25 in our letter dated December 4, 2013 in part, as it remains unclear why these transactions were selected. Please discuss in greater detail why Macquarie Capital found these transactions “generally relevant.”

Response:     We have expanded the disclosure on page 125 to make clear that these transactions were selected because they involved the recent acquisitions of U.S. regional gaming facilities.

Material U.S. Federal Income Tax Consequences of the MTR Merger, page 144

9.     We note your disclosure that this section describes the material tax consequences of the MTR merger to U.S. holders of MTR common stock. We also note that you have provided a short-form opinion as exhibit 8.1. Please revise this section of the prospectus to identify the specific tax issues upon which counsel is opining. Please see Staff Legal Bulletin 19, Section III.C.2.

Response:     We have reviewed Staff Legal Bulletin 19 and made clear that Stevens & Lee is opining on the specific tax issues on page 145.  We have revised the disclosure on page 143 accordingly.

10.  We note your disclosure that this discussion is intended for informational purposes. Please remove this limitation since investors are entitled to rely on the opinion expressed. See Staff Legal Bulletin 19, Section III.D.1.

Response:     We have removed the limitation referenced on page 144.

Unaudited Pro Forma Condensed Combined Financial Statements, page 168

11.  Please tell us the expected impact, if any, on your determination of Eldorado as accounting acquirer should Adjusted EBITDA decrease 10% for both Eldorado and Silver Legacy. It appears that this would result in former Eldorado members owning less than 50% of ERI on a pro forma basis immediately following the mergers. Please discuss.

Response:     We do not believe that a 10% change in Adjusted EBTIDA would impact our conclusion regarding the accounting acquirer.  Under a hypothetical 10% decline in Adjusted EBITDA for both Eldorado and Silver

Legacy, from LTM December 31, 2013 levels to anticipated closing, it is possible that the shares to be issued to members of Eldorado would fall below a 50.0% ownership level of the Company.  Assuming full redemption of shares under the $35 million stock buyback offer and no change in other factors included in the determination of purchase consideration (i.e. debt, excess cash, working capital, etc.), Adjusted EBITDA for combined Eldorado and Silver Legacy (50% interest) would have to decrease by more than $4.5 million in order for the ownership interest of the Eldorado members in the Company to fall below 50.0%.  However, based upon consideration of the other qualitative factors as outlined below (without a revision to the merger agreement, which is not currently contemplated for such a scenario), the acquisition would still qualify as a reverse merger.  This determination was made based on the following:

•                  all of the initial members of ERI’s board of directors will be selected by Eldorado;

•                  current executives and other key management members of Eldorado will assume leadership positions at ERI upon consummation of the mergers, including Chief Executive Officer, President and Chief Financial Officer;

•                  absence of a large minority voting interest in the combined company; and

•                  Eldorado is paying a premium over the market price for MTR common stock.

12.  Please tell us why you have utilized $30 million, and not the updated buyback offer of $35 million, in calculating the goodwill as a result of the merger. Please see the “Adjustment for cash used in share offer repurchase” in the reconciliation on page 178 for reference. In addition, please tell us the underlying factors/reasons for the material change in the fair value of long-term debt to be assumed in conjunction with the acquisition of MTR as compared to the fair value of the debt as of June 30, 2013.

Response:     The updated $35 million buyback offer is comprised of the original $30 million to be funded from the assets of MTR Gaming while the additional $5 million is to be funded from the assets of Eldorado. As such, since only the $30 million is included in the starting point of MTR net assets being acquired that are utilized in the calculation of goodwill, only the $30 million is being utilized to reflect the reduction of such net assets acquired (representing only the MTR funded portion of the buyback offer).  However, as reflected in Note 2 to the Unaudited Pro Forma Financial Statements beginning on page 173, the full $35 million has been included in the determination of the Total Consideration Transferred/Purchase Price that is also utilized in the calculation of goodwill.

The underlying factors/reasons for the material change in the fair value of long-term debt to be assumed in conjunction with the acquisition of MTR as compared to the fair value of the debt as of June 30, 2013 is the change in the trading value of such debt in the open market during this period.  The price as of September 27, 2013 (used for September 30, 2013) was $110.00 versus the price as of June 28, 2013 (used for June 30, 2013) of $104.50.  The increase in the price of $5.50 results in an incremental increase in the fair value of the $570.7 million outstanding Senior Secured Second Lien Notes of approximately $31.4 million.

Note 3 — Unaudited Pro Forma Financial Statements Transaction Adjustments, page 179

Adjustment 3), page 179

13.  We note your response to comments 29 and 31. Please further explain to us why you believe that utilizing the cost approach valuation method is most appropriate to value your personal property, building, and site improvements. Also, clarify in more detail how the business enterprise valuation developed via the income approach was used as a ceiling for the tangible asset values and the significant assumptions you relied upon in the valuation; tell us if any of the values generated using the cost approach were adjusted as a result of using this ceiling. Furthermore, specifically tell us how an economic obsolescence factor was utilized in the cost approach; clarify the extent to which the impact of existing and anticipated competition was factored in and provide us with the significant assumptions that you relied upon in generating these economic obsolescence adjustments.

Response:             The cost approach methodology is most appropriate in the valuation of tangible personal property and real property improvements for purchase allocation purposes as it reflects the contributory value of these improvements on a going concern basis in line with the purpose of the acquisition consistent with the perspective of a market participant.  As previously noted, the income approach was not used as the primary valuation method as it is not possible to attribute a specific income stream to a specific fixed asset within the group as all assets (not only the universe of tangible property, but also the identifiable intangible assets) contribute to earnings in concert with one another.  The market approach was not used as the primary valuation method because, as with the income approach, the market approach used in connection with the sale of a casino or racing operation would capture the value of all assets (tangible personal property, tangible real property, identifiable intangible assets such as licenses and customers), in the aggregate, and would thus not yield an allocable value of the specific tangible assets being considered in the valuation.  Furthermore, the highest and best use of an asset must be considered when valuing tangible property — in the acquisition of an operational property the highest and best use of the assets would be in continued use.  Thus, the piecemeal sale of building improvements, land assets, and personal property in market transactions would not reflect the highest and best use of the assets.  As a more specific example, slot machines represent significant capital investment to purchase new and operate within the framework of a functioning casino for a period of several years.  This same slot machine, which has significant contributory value to the casino operation in continued use, would not obtain a reasonable market price in line with its contributory value as end users do not typically purchase used slot or table gaming equipment for fear of fraud or tampering.  In this example, the cost approach provides the actual value of the machine to the operational casino enterprise taking into consideration its highest and best use, while the market approach would not reflect same.

The income approach, while it incorporates all tangible and intangible property, serves as a ceiling for the fair values of the acquired assets as the cash flows of the ongoing business enterprise, while still taking into account the premise of highest and best use, would be the most a market participant would be willing to pay for the underlying assets that comprise this business enterprise.  In the instance where the business enterprise value developed via the income approach was exceeded by the initial fair values of the underlying assets, an adjustment to reflect economic obsolescence was made to the tangible assets (which were not valued using the income approach) on a pro rata basis to reflect the contributory value of each individual asset to the enterprise as a whole.  Given that the intangible assets were valued directly through the income approach, and therefore the projected earnings, it was not considered appropriate to apply any additional economic obsolescence to these assets.

In determining the level of economic obsolescence applied to the personal property value indications, primary consideration was given to the anticipated earnings of each property (from an EBITDA perspective) relative to each property’s historical earnings and relative to the earnings of selected guideline companies. Both properties are expected to achieve earnings level that are reduced relative to historical results.

The reduction in the outlook for both Mountaineer Park, Inc. (“MPI”) and Presque Isle Downs, Inc. (“PID”) is driven by a significant level of increased competition in each property’s market.  The market for PID has already felt the full impact of this increased competition, which is one of the primary reasons for the significant decrease in earnings and profitability in 2013 and across the forecast period relative to historical operating results.  The market for MPI has also felt the impact of competition, with additional competition yet to come in the form of at least one additional gaming facility opening in 2014.  This can be seen in the reduction in earnings and profitability in 2013 with an expectation of additional losses in earnings and profitability embedded in MPI’s projections.

In addition to the comparison with historical results, PID and MPI show a much more pessimistic outlook relative to the guideline companies, resulting from realized and anticipated competition impacting PID and MPI.  The difference between PID’s and MPI’s projected profit margins relative to historical results is consistent with PID’s and MPI’s anticipated profitability relative to the anticipated profitability of the guideline companies.  Given the reduced outlook for PID and MPI relative to their historical results and expected earnings of other industry participants, it was determined that a market participant buyer of the properties would likely consider a 25% economic obsolescence discount.

Adjustment 4), page 180

14.  We note your response to comment 32, and reissue our comment in part. Please disclose the significant assumptions used in determining the valuation of your gaming licenses.

Response:     We acknowledge the Staff’s comment and have expanded the disclosure on page 180 regarding the significant assumptions used in determining the valuation of MTR’s gaming licenses.

Adjustment 8), page 182

15.  We note your response to comment 35 and are unable to agree with your position. We continue to believe that the adjustment is not directly attributable to the merger transaction and is not factually supportable due to uncertainty. Please revise accordingly.

Response:     We acknowledge the Staff’s comment and have revised the pro forma financial information to remove the previous adjustment for the periods presented.

Eldorado HoldCo LLC and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements, page F-7

2. Investment in and Advances to Unconsolidated Affiliates, page F-18

16.  Please tell us if the Silver Legacy Joint Venture is a variable interest entity and provide us with your analysis supporting your conclusion. Please also advise us of the procedures for resolving deadlocks referenced on page F-20.

Response:     Eldorado’s analysis of the variable interest guidance with respect to Circus and Eldorado Joint Venture, LLC (“Silver Legacy”) considered the scope exceptions to the variable interest model.  Specifically, ASC 810-10-15-17 provides a scope exception for a business.  Silver Legacy has the inputs, processes, and outputs by virtue of operating a resort casino to meet the definition of a business under ASC 805.  The analysis of the business scope exception also considered each of the following exclusions:

1.     The legal entity is designed so substantially all of its activities either involve or are conducted on behalf of the reporting entity.

This exclusion does not apply because Silver Legacy operates a unique resort and casino involving both members of the joint venture.

2.     The reporting entity and its related parties provide more than half of the total equity, subordinated debt, and other forms of financial support to the legal entity.

This exclusion does not apply because Eldorado’s investment in Silver Legacy is equal to the investment made by the other joint venture partner, Galleon, Inc. (“Galleon”), an indirect wholly owned subsidiary of MGM Resorts International.  Both parties to the joint venture contributed equal financial support to Silver Legacy.

3.     The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.

This exclusion does not apply because Silver Legacy is not involved in either securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.

4.     The reporting entity participated significantly in the design or redesign of the legal entity.  However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchise.

While Eldorado did participate significantly in the design of the legal entity, Silver Legacy is an operating joint venture between Eldorado LLC, a subsidiary of Eldorado, and Galleon.  ASC 323-10-20 provides a number of characteristics that are generally present in joint ventures, including the following:

•                  the arrangement must be organized within a separate legal entity;

•                  the entity must be under joint control of the venturers; and

•                  the venturers must be able to exercise joint control of the entity through their equity investments.

All of these characteristics are present in Silver Legacy.  Silver Legacy is a separate legal entity from both Eldorado and Galleon.  Under the terms of the Silver Legacy operating agreement, all significant decisions require the unanimous consent of the members, including: the approval of the annual business plan; the admission of new members; the purchase of real property and capital improvements; incurring any indebtedness or refinancing existing indebtedness; or any other transaction unrelated to the purpose of Silver Legacy, which is to own and operate the Silver Legacy Resort & Casino.

Galleon was appointed to be the manager of Silver Legacy, but powers of the manager are limited to certain day-to-day operations of the entity and cannot conflict with the significant decisions made by the members.  Additionally, either member has the power to remove the manager if operating results of Silver Legacy are less than 80% of the amount set forth in the annual budget approved by both members.

The dispute resolution procedures referred to on page F-20 are mechanisms put in place to make decisions in the event the two members do not unanimously agree.  In situations where the members remain deadlocked after the second fiscal month, then by written notice, either member can appeal to a nationally recognized accounting firm agreeable to both members for resolution.  The Company believes joint control is not compromised if the operating agreement calls for arbitration by a third party.  Therefore, Eldorado concluded Silver Legacy is a joint venture and is exempt from the scope of the variable interest model due to the business scope exception in ASC 810-10-15-17(d).

Management’s Discussion and Analysis of Financial Condition and Results of Operation of Eldorado, page 207

17.  We note your proposed disclosure in response to comment 37 in our letter dated December 4, 2013. Please confirm that you plan to discuss the primary drivers in the variance of these measures from year to year, to the extent some factor beyond promotional allowances has a material impact.

Response:     To the extent that any factors beyond promotional allowances do have a material impact on these measures, we hereby confirm that we will discuss those factors.  For the periods in question, however, there are no other factors that have a material impact.

Part II Information Not Required in Prospectus

Exhibit 5.1 - Opinion of Stevens & Lee, PC

18.  We note that your legality opinion is qualified in regards to the jurisdiction in which counsel is a member of the Bar of the State of Delaware. Please revise to remove this qualification since it may indicate that counsel is not qualified to opine upon Nevada law. Please see Staff Legal Bulletin 19, Section II.3.b.

Response:     We have reviewed Staff Legal Bulletin 19 and revised the opinion by deleting the qualification referenced.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2254.

Very truly yours,

STEVENS & LEE

/s/ Sunjeet S. Gill
Sunjeet S. Gill

SSG:jld

cc:	Jerard Gibson (Attorney-Advisor)
Jessica Barberich (Assistant Chief Accountant)
Mark Rakip (Staff Accountant)
Gary L. Carano
Thomas Diehl
Kenneth J. Baronsky
Deborah J. Conrad
David W. Swartz